APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Forrest Hill Brewing Company LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED OPERATING HISTORY

Forrest Hill Brewing Company LLC is a newly established entity and has no history for prospective investors to consider.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Forrest Hill Brewing Company LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Forrest Hill Brewing Company LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

CHANGES IN ECONOMIC CONDITIONS COULD HURT FORREST HILL BREWING COMPANY LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Forrest Hill Brewing Company LLC's financial performance or ability to continue to operate. In the event Forrest Hill Brewing Company LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Forrest Hill Brewing Company LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the

procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Forrest Hill Brewing Company LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Forrest Hill Brewing Company LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Forrest Hill Brewing Company LLC's financial performance.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Forrest Hill Brewing Company LLC's management or vote on and/or influence any managerial decisions regarding Forrest Hill Brewing Company LLC. Furthermore, if the founders or other key personnel of Forrest Hill Brewing Company LLC were to leave Forrest Hill Brewing Company LLC or become unable to work, Forrest Hill Brewing Company LLC (and your investment) could suffer substantially.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Forrest Hill Brewing Company LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Forrest Hill Brewing Company LLC is allowed to stop providing annual information in certain circumstances.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Forrest Hill Brewing Company LLC is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Forrest Hill Brewing Company LLC fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Forrest Hill Brewing Company LLC, and the revenue of Forrest Hill Brewing Company LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.